FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For June 16, 2009

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   June 16, 2009

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

NORSAT INTRODUCES NEW PRODUCTS AT COMMUNICASIA 2009

C BAND PLL LNB L.O. STABILITY OPTIONS AND "SELECTABLE" KU BUC FREQUENCY RANGES

Singapore – June 16th, 2009 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, announced today additions to the following popular product lines: C Band LNB - 3000 Series PLL, and Ku Band BUCs - 4W & 8W families.

The Norsat 3000 Series C Band PLL is used worldwide in commercial applications requiring stability and reliability.  With the popular 1ppm (+/-5KHz) specification already fulfilling many stringent local oscillator stability requirements, Norsat has now taken this a step further by introducing the latest additions with stability options 0.8ppm, (+/-4 KHz), 0.6ppm (+/-3 KHz), and 0.4ppm (+/-2 KHz).  These additions to the series will provide the very best performance for applications in this area.  Along with the 8000 Series Digital DRO, available with standard 3.4-4.2 GHz, 3.7-4.2 GHz, and 4.5-4.8 GHz frequencies, and the new series of BPF-C band pass filters, Norsat continues to provide the C Band market place with quality products to meet market demands.

Norsat's fully extended band 13.75 -14.5 MHz and standard 14.0 -14.5 MHz, 4W and 8W Ku Band BUCs (Block Up Converters) now come "selectable", enabling customers to switch the unit to either frequency band. As a result of this flexibility, customers no longer have to worry about stocking two different frequency units if there is uncertainty of project requirements.  Depending on customer preference, units can be changed prior to shipping by Norsat, or come with full instructions, detailing how to make this user friendly “frequency selection" at time of installation.

“These product line additions demonstrate Norsat’s commitment to continuous product innovation even in these challenging economic times,” said Dr. Amiee Chan, President and CEO. “In addition, these added options also illustrate our willingness to listen and respond to feedback from our customers to enhance our value as a trusted supplier.”

Both of these products will be on show at CommunicAsia 2009 from June 16 – 19, 2009 at the Singapore Expo.  Norsat will be in booth 6K1-03 at the US Pavilion and in the Canadian Pavilion. Additional product information is available at www.norsat.com.

For further information, contact:

Laura Garcia

Tel: +1 604 821-2800 x 135

North America Toll-Free: +1 800 644-4562

Email: sales@norsat.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the three months ended March 31, 2009, and the Management Discussion and Analysis for the three months ended March 31, 2009. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

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